Exhibit 99.(II)

FOR IMMEDIATE RELEASE

             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")

             REPORTS SECOND QUARTER 2003 NET INCOME OF $67.1 MILLION

Panama City, Republic of Panama, August 7, 2003 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, today reported results for the second quarter ended June 30, 2003.

For the latest quarter, the Bank reported net income of $67.1 million, or $3.65 per share, compared with a reported net loss of $300.1 million, or $(17.32) per share, in the second quarter of 2002. The second quarter loss in 2002 reflected a $259.9 million increase in the allowance for credit losses and a $42.0 million charge representing an impairment loss on securities, both related to the Bank's Argentine portfolio.

June 30, 2003 year-to-date results amount to net income of $77.5 million, versus a $299.7 million loss for the same period in 2002. Earnings per share were $4.32 for the six months ended June 30, 2003, and a loss of $17.31 for the six months ended June 30, 2002.

Common shares outstanding at the end of the second quarter of 2003 were 39.3 million, reflecting the rights offering completed on June 27, 2003, compared with 17.3 million common shares outstanding at June 30, 2002. The earnings per share are based on the average number of shares outstanding during each period. The average number of shares outstanding during the second quarter of 2003 was
18.3 million shares, compared to 17.3 million shares during the second quarter of 2002.

Commenting on the latest quarterly figures, Jose Castaneda, Chief Executive Officer of BLADEX, said, "The results of the second quarter of 2003 reflect our success along two critically important fronts:

First, we completed our capitalization project through a rights offering that raised $147 million in new capital. Our unique shareholding composition proved to be a winning combination, whereby our Latin American government shareholders, along with the IFC and other multilateral agencies, provided us with support in the form of more than $100 million in commitments to purchase any shortfall in demand for the new shares. At the same time our public shareholders provided us with an equal vote of confidence on our business model by oversubscribing the rights issue.

Second, during the quarter there was clear evidence of improving liquidity and value in our Argentine portfolio. On April 23, 2003, we announced the sale of Argentine obligations with a face value of $166.5 million and later in the quarter we sold an additional $3 million of Argentine obligations, which resulted in a reversal of provisions for loan losses and resulting gains of more than $57 million. It is well worth noting that the ratio of the Bank's total exposure in Argentine, net of fair value adjustments of investment securities, and net of the allowance for credit losses, to stockholders' equity has improved from 1.69 as of June 30, 2002, to 0.64 as of June 30, 2003.

The success of the Bank's business strategies during the quarter was demonstrated through two critical indicators: first, the ratio of medium-term, non-trade-related credits (based on remaining maturities and excluding Argentina) to total stockholders' equity declined from 76% at the end of the first quarter of 2003 to 45% at the end of the second quarter of 2003; and secondly, the amount of short-term trade-related loans (excluding Argentina) grew by 21% from March 31, 2003 to June 30, 2003.

Funding was also an area where we achieved significant progress during the quarter. On June 12, we signed a $125 million stand-by funding agreement with the IFC to fund our trade financing activities in the Latin American Region, marking the return of the Bank to medium-term funding markets after more than a year. The agreement contemplates the signing of two parallel loan agreements with another multilateral institution and a government owned financial institution that would increase the aggregate size of the available financing to $230 million and would permit its use for medium-term funding. These two additional loan facilities are being negotiated but there is no assurance they will be signed.

An important subsequent event, but one that reflected an effort largely conducted during the second quarter, was BLADEX's announcement on July 25, 2003 of the strategic alliance established with Bank of America to provide our clients with international payment services. This new relationship is tangible evidence of progress in executing our strategy to diversify and expand our trade-related product range at minimum cost and risk to our organization.

Importantly, developments in the second quarter of 2003 had a positive effect on the Bank's credit ratings. On August 5, 2003, Fitch upgraded the Bank's long-term rating from BB+ back to an investment grade rating of BBB- with a "stable" outlook, as well as our individual rating. On July 2, 2003, Standard and Poor's raised our "BBB-" investment grade rating outlook from "negative" to "stable" and, on July 21, 2003, Moody's confirmed the "stable" outlook for our "Baa3" investment grade rating and upgraded our Bank Financial Strength Rating. We expect these favorable developments to have a positive impact on our cost of, and access to, funding. While gratified by the results achieved during the second quarter of 2003, we are fully aware of the challenges ahead in our markets, and have clearly defined plans to address them. From a macro economic and political perspective, we are operating in a region where volatility remains high and economic growth is anemic, at best. The resulting slack credit demand by high quality clients is creating a perverse situation where margins are shrinking while risk levels remain unchanged.

Our response to this situation is twofold: first, we will maintain our client-focus and trade finance orientation with a consistent lending strategy and disciplined underwriting approach.

Second, in order to reduce our dependency on interest income, we are continuing to diversify and expand our product range through strategic agreements such as the one with Bank of America.

Another market reality is significantly impacting our financial results: unusually low interest rates. Low rates improve the debt servicing capacity of our clients, even in the context of challenging conditions in the region, a particularly important factor in Argentina. However, low interest rates are reducing earnings on our available capital funds.

Looking forward, we remain convinced that Latin America and BLADEX will benefit from the recovery in trade volumes expected to occur once demand on the part of the OECD countries picks up. Our plan is to be ready with adequate capital, an expanded product offering, a first-rate client franchise and skilled people once the turnaround begins.

It is important that investors understand our strategy for employing our new capital. An immediate consequence of the new funds was to strengthen our capital ratios. With a Tier 1 ratio at June 30, 2003 of 36.44%, this objective has unquestionably been achieved. The second objective of our capital raising effort was to create a strong base to re-leverage our balance sheet by deploying additional assets to expand our market share and improve our top line growth.

BLADEX is modifying its internal structure and marketing orientation to anticipate the growth we see in the future, but we will only re-leverage the balance sheet with attention to asset quality. Should quality credit demand remain lackluster, we will stay on course, focusing our attention on the management of our Argentine portfolio and the deployment of new products, until market conditions are again conducive to prudent growth in our portfolio", Mr. Castaneda concluded.

SUMMARY ANALYSIS OF OPERATING RESULTS

The following table sets forth the condensed income statements of the Bank for the first and second quarters of 2003, the second quarter of 2002, and for the first six months of 2003 and 2002.

(In $ millions)
-------------------------------------------------------------------------------------------------------
                                                                   6M02    6M03    2Q02   1Q03     2Q03
-------------------------------------------------------------------------------------------------------
Net interest income (1)                                            34.1    27.3    11.0    13.8    13.5
Provision for loan losses and off-balance sheet credit risk (2)  -279.9    44.3  -259.9    -0.3    44.6
Commission income, expense and other charges                        5.2     4.3     2.4     2.4     1.8
Derivatives and hedging activities                                 -4.6    -1.1    -4.3    -0.8    -0.3
Provision for fair value guarantees                                 0.0     0.0     0.0    -0.1     0.1
Gain on the sale of loans, securities available for sale and
  foreign currency exchange (3)                                     0.2    12.8     0.0     0.0    12.8
Impairment loss on securities (4)                                 -42.0    -0.9   -42.0     0.0    -0.9
Gain on early extinguishment of debt (5)                            0.0     0.8     0.0     0.0     0.8
Other income                                                        0.1     0.0     0.0     0.0     0.0
Operating expenses                                                -10.4   -10.0    -5.7    -4.6    -5.4
Loss from operations and disposal of business segment              -2.2     0.0    -1.6     0.0     0.0
-------------------------------------------------------------------------------------------------------
Net income                                                       -299.7    77.5  -300.1    10.4    67.1
-------------------------------------------------------------------------------------------------------

(1) Includes interest received on non-accruing assets of $1.1 million in 2Q02, $7.0 million in 1Q03, and $6.1 million in 2Q03, as well as $3.0 million during the first six months of 2002 and $13.1 million during the first six months of 2003.

(2) Includes a reversal in the provision for loan losses of $44.1 million as a result of the sale of Argentine loans during the 2Q03.

(3)   Includes gain on the sale of Argentine bonds of $13.4 million in the 2Q03.

(4) Includes an $875 thousand decrease in the fair value of an investment security of an Argentine bank in the 2Q03.

(5) Includes a gain of $789 thousand related to the purchase of a debt instrument (liability) of the Bank.

EXPOSURE IN ARGENTINA

The Bank's exposure in Argentina at June 30, 2003 (net of fair value adjustments of investment securities) amounted to $584 million, which represents a reduction of $174 million, or 23%, from March 31, 2003 and a reduction of $295 million, or 34%, from a year ago. At June 30, 2003, the Bank's exposure in Argentina, net of fair value adjustments of investment securities, and net of the allowance for credit losses, amounted to $350 million, compared to $401 million at March 31, 2003.

The reductions in the Bank's Argentine portfolio include the effect of the aforementioned sale of Argentine obligations (face value: $169.5 million) during the second quarter of 2003, which resulted in a reversal in the provision for loan losses of $44.1 million, and a gain on the sale of bonds of $13.4 million. The Bank sold $126.5 million face amount of loans for an average sales price of $0.50 on the dollar and $43.0 million face amount of bonds for an average sales price of $0.55 on the dollar, which resulted in gains to the Bank of $57.5 million in the second quarter of 2003 because the sale proceeds received exceeded the carrying value of these obligations net of previously established specific credit loss allowances and impairment losses on securities for an aggregate of $140.0 million. Thus, the loss on these obligations, based on the amount we originally invested, was $82.5 million, or 49%.

All of the Bank's exposure in Argentina continues to be denominated in U.S. dollars. None of the Bank's loans have been converted to Argentine pesos. The distribution of the Bank's Argentine credit portfolio at the dates set forth below was as follows:

-----------------------------------------------------------------------------------------------
                                      MAR-31-02   JUN-30-02   DEC-31-02   MAR-31-03   JUN-30-03
-----------------------------------------------------------------------------------------------
Controlled subsidiaries of major
   US & European Banks                    17.7%       15.1%       14.9%       13.5%       14.9%
Branches of major US & European
   Banks                                   6.2%        5.9%        2.3%        2.1%        1.9%
Controlled subsidiaries of major
  US & European Corporations              24.5%       25.8%       29.1%       29.9%       12.8%
State owned banks                         24.8%       25.8%       27.4%       28.1%       36.4%
Local banks                               13.4%       13.5%       11.6%       11.9%       15.7%
Local corporations                        13.4%       14.0%       14.4%       14.1%       18.3%
Sovereign Debt                              --          --         0.4%        0.4%         --
-----------------------------------------------------------------------------------------------

In addition, the Bank had reverse repurchase agreements with Argentine counterparties totaling $132 million at June 30, 2003, which are fully collateralized with U.S. Treasury securities, an amount unchanged from March 31, 2003, compared to $152 million at June 30, 2002. These instruments are classified as U.S. country risk.

In accordance with the Bank's policy, all payments on Argentine credits are recorded on a cash basis. Although significant amounts of interest have been received on a consistent basis from most of the Bank's clients in Argentina, the ultimate collection of principal on these loans is evaluated separately in the allowance for credit losses methodology. During the second quarter of 2003, the Bank collected interest from Argentine borrowers of approximately $6.1 million. The ratio of interest collected from Argentine borrowers to total interest payments due and payable from these borrowers during the second quarter of 2003 was 81%, compared to 74% during the first quarter of 2003 (these ratios include interest payments received after their respective due dates that became due and payable during the quarter, and exclude interest payments received during the quarter that correspond to prior quarters).

On July 25, 2003, the Bank agreed to sell its interest in loans and bonds issued by a borrower in Argentina with an aggregate face value of $98.4 million. The closings of the sales of the bonds took place on August 5. The Bank has recognized a gain of approximately $8 million on the bonds. The closings of the sales of the loans are expected to occur within the next two weeks, subject to conditions typical for these types of transactions. Furthermore, the sale proceeds of the loans will exceed their carrying value, net of previously established loan loss allowances. However, the amount of gain, if any, recognized on the sale of the loans will depend on the extent to which the Bank needs to assign any of the released loan loss allowances relating to these loans in the third quarter.

EXPOSURE IN BRAZIL

BLADEX's Brazilian exposure at June 30, 2003 was $1,066 million (net of fair value adjustments of investment securities), down $18 million, or 2%, from the first quarter of 2003, and down $600 million, or 36%, from a year ago. At June 30, 2003, the Bank's exposure in Brazil was composed of banks (81%) and corporations (19%). At June 30, 2003, the Brazilian portfolio had $1 thousand in past due interest. A loan in the amount of $47 million to a Brazilian corporation was classified as impaired and placed on non-accrual status during the quarter. The Bank assigned $9.2 million of specific allowances for loan losses related to this loan. At June 30, 2003, 81% of the Brazilian portfolio was scheduled to mature within one year, compared with 73% at June 30, 2002. At June 30, 2003, 71% of the Brazilian exposure was trade-related, compared to 66% at March 31, 2003, and 58% at June 30, 2002.

BUSINESS

The Bank's business activities are focused on providing short-term trade financing to banks, while reducing its exposure to most non-bank private entities, which consist primarily of private corporations. The Bank's trade-related and non-trade-related credits as percentages of the total credit portfolio (excluding Argentina) at the dates set forth below were as follows:

--------------------------------------------------------------------------------------
                            JUN-30-02   SEP-30-02   DEC-31-02    MAR-31-03   JUN-30-03
--------------------------------------------------------------------------------------
Trade-related credits             49%         51%         58%          62%         64%
Non-trade-related credits         51%         49%         42%          38%         36%
--------------------------------------------------------------------------------------
Total                            100%        100%        100%         100%        100%
--------------------------------------------------------------------------------------

The following table sets forth the Bank's average daily credit portfolio, as well as the average daily loan portfolio (loans, securities purchased under agreements to resell, and selected investment securities, net of unearned income and fair value adjustments) and the average daily acceptances and contingencies, including confirmed letters of credit, stand-by letters of credit and guarantees covering commercial and country risk, for each month in the six-month period ended June 30, 2003:

(In $ millions, except percentages)
-------------------------------------------------------------------------------------------------------
DAILY AVERAGES                                      JAN03     FEB03    MAR03   APR03    MAY03    JUN03
-------------------------------------------------------------------------------------------------------
Short-term loans and investments                    1,008     1,024    1,008   1,105    1,175    1,203
Medium-term loans and investments                   1,015       976      896     846      797      716
Non accruals                                          718       713      713     700      630      573
                                                    -----     -----    -----   -----    -----    -----
Loan and investment portfolio                       2,742     2,713    2,616   2,652    2,603    2,492
Acceptances & contingencies                           430       462      490     433      364      333
                                                    -----     -----    -----   -----    -----    -----
Credit portfolio                                    3,171     3,175    3,106   3,085    2,967    2,826
-------------------------------------------------------------------------------------------------------
Monthly rate of change in Short-term loan and         0.1%      1.5%    -1.6%    9.7%     6.3%     2.4%
  investment portfolio (%)
Monthly rate of change in Medium-term loan and       -5.7%     -3.8%    -8.2%   -5.5%    -5.8%   -10.2%
  investment portfolio (%)
Monthly rate of change in credit portfolio (%)       -2.9%      0.1%    -2.2%   -0.7%    -3.8%    -4.8%
-------------------------------------------------------------------------------------------------------

At June 30, 2003 (i) the Bank's outstanding credit portfolio, net of fair value adjustments, was $2,831 million, (ii) the loan and investment portfolio was $2,499 million and (iii) acceptances and contingencies amounted to $333 million. At June 30, 2003, approximately $2,157 million, or 76%, in principal amount of the Bank's credit portfolio (net of fair value adjustments) was outstanding to borrowers in the following five countries: Brazil ($1,066 million, or 38%); Argentina ($584 million, or 21%); Mexico ($216 million, or 8%); the Dominican Republic ($161 million, or 6%); and Venezuela ($129 million, or 5%). A comparative credit distribution by country is shown in Exhibit VIII hereto.

LIQUIDITY

The Bank's net cash position (cash and due from banks, plus interest bearing deposits with banks) as a percentage of its overall balance sheet was 15.8% at the end of the second quarter of 2003, compared to 18.8% at March 31, 2003, and 14.7% at June 30, 2002, respectively. The Bank's net cash position represented 82% of deposits at June 30, 2003, compared to 93% at March 31, 2003 and 80% a year ago. The following table shows the maturity profile of the interest earning assets and interest bearing liabilities of the Bank as of June 30, 2003, indicating that the Bank has sufficient asset maturities in the short-term to cover the maturities of all its liabilities, even after making the assumption that the Bank's Argentine assets will mature in the 4 or more years range.

(In $ millions)

--------------------------------------------------------------------------
                          Interest     Interest
                           earning      bearing
Time Periods            Assets (1)  Liabilities          Gap     Acum. Gap
--------------------------------------------------------------------------
1 to 7 days                    472          284          188           188

8 to 30 days                   227          283          (56)          132

31 to 60 days                  301          424         (123)            9

61 to 90 days                  247          255           (8)            2

91 to 120 days                 237          101          137           139

121 to 150 days                113           38           75           214

151 to 180 days                210          157           53           267

181 to 365 days                297          228           68           335

1 to 2 years                   119          160          (41)          294

2 to 3 years                    17           93          (76)          218

3 to 4 years                    72           --           72           291

4 or more years (2)            647           --          647           938
                             -----        -----          ---           ---
Total                        2,960        2,023          938

Notes:

1. Does not include fair value adjustments of investment securities, premiums and discounts.

2. Maturities of Argentine assets and other non-accruing assets are included in the 4 or more years range.

ASSET QUALITY

As of June 30, 2003, the Bank's total allowance for credit losses was $322.8 million (compared to $445.6 million at March 31, 2003), of which $233.6 million related to the Bank's loan and off-balance sheet credit exposure in Argentina of $563.5 million. Fair market value adjustments (impairment loss on securities and unrealized gain/ loss on securities) on the Bank's $54.7 million in face value of investment securities in Argentina amounted to $(34.2) million.

During the second quarter of 2003, the Bank placed loans totaling $47 million to a Brazilian corporation, and $816 thousand to a Paraguay bank, on non-accrual status.

The allowance for credit losses allocated to the loan and off-balance sheet credit portfolio other than Argentina represented 4.2% of the portfolio at June 30, 2003, compared to 3.9% at March 31, 2003. The following table sets forth the Bank's allowance for credit losses for the quarters ended at the dates shown below:

(In $ millions)
--------------------------------------------------------------------------------------------------------------------
                                       31-DEC-01   31-MAR-02  30-JUN-02   30-SEP-02  31-DEC-02  31-MAR-03  30-JUN-03
--------------------------------------------------------------------------------------------------------------------
Allowance for credit losses
At beginning of period                     139.2       194.7      214.7       474.6      474.9      453.1      445.6
  Provisions charged to expense (1)         65.6        20.0      259.9         0.0       -1.2        0.3      -44.6
  Recoveries                                 0.1         0.0        0.0         0.3        0.0        0.0        0.0
  Charged-off loans                        -10.3         0.0        0.0         0.0      -20.6       -7.8      -15.0
  Charged-off  as a  result  of the
  sale of Argentine obligations              0.0         0.0        0.0         0.0        0.0        0.0      -63.2
--------------------------------------------------------------------------------------------------------------------
Balance at end of period                   194.7       214.7      474.6       474.9      453.1      445.6      322.8
--------------------------------------------------------------------------------------------------------------------

(1) Includes a reversal in the provision for loan losses of $44.1 million as a result of the sale of Argentine loans during the 2Q03

At June 30, 2003, the total allowance for credit losses amounted to $322.8 million compared to $445.6 million at March 31, 2003. The decrease in the allowance for credit losses during the second quarter of 2003 was principally due to: i) the sale of Argentine loans that resulted in a $107.3 million decline in the allowance for loan losses and ii) an additional $15.0 million charge-off of an Argentine loan.

NET INTEREST INCOME

Net interest income amounted to $13.5 million in the second quarter of 2003, compared to $13.8 million in the first quarter of 2003 and $11.0 million in the second quarter of 2002. The $0.3 million decline in net interest income in the second quarter of 2003, as compared to the first quarter of 2003, was mainly due to lower interest collections from the Bank's Argentine portfolio, owing to differing scheduled maturities.

Net interest margin

The net interest margin (net interest income divided by the average balance of interest-earning assets) and net interest spread (average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities) for the second quarter of 2003 were 1.78% and 1.18%, respectively. The table below sets forth the net interest margin and the net interest spread during the periods indicated:

---------------------------------------------------
                          2Q02      1Q03      2Q03
---------------------------------------------------
Net Interest Margin       0.95%     1.73%     1.78%
Net Interest Spread       0.46%     1.13%     1.18%
---------------------------------------------------

The Bank estimates that the 5 basis point increase in the net interest margin during the second quarter of 2003, as compared to the first quarter of 2003, was mainly due to higher net lending margins.

COMMISSION INCOME

The following table shows the components of commission income for the periods indicated:

(In $ thousands)
--------------------------------------------------------------------------------
                                        6M02     6M03     2Q02     1Q03     2Q03
--------------------------------------------------------------------------------
Letters of credit                      1,665    2,356      859    1,241    1,115
Guarantees:
   Country risk coverage business      1,129      633      544      328      306
   Other guarantees                    1,724      550      686      294      255
Loans                                    692      843      320      576      267
                                       -----    -----    -----    -----    -----
        Total Commission Income        5,210    4,381    2,410    2,438    1,943
                                       =====    =====    =====    =====    =====
--------------------------------------------------------------------------------

The decrease of 44% in commission income from country risk coverage business in the second quarter of 2003 compared to the second quarter of 2002 reflects the Bank's decision to reduce this portfolio while a review of the business is completed.

The 54% decrease in commission income on loans during the second quarter of 2003 was mostly due to one-time fees of $344 thousand related to certain loan commitments that were recognized during the first quarter of 2003.

OPERATING EXPENSES

The following table shows the components of total operating expenses for the periods indicated:

 (In $ thousands)
--------------------------------------------------------------------------------
                                            6M02    6M03    2Q02    1Q03    2Q03
--------------------------------------------------------------------------------
Salaries and other employee expenses       5,623   4,990   3,065   2,549   2,441
Communications                               312     247     126     120     127
Depreciation of premises and equipment       665     753     331     376     377
Professional services                      1,138   1,531     569     488   1,043
Maintenance and repairs                      486     538     352     214     324
Rent of office space and equipment           281     224     122     115     109
Other operating expenses                   1,860   1,706   1,138     718     988
                                          ------   -----   -----   -----   -----
      Total Operating Expenses            10,365   9,989   5,703   4,581   5,409
                                          ======   =====   =====   =====   =====
--------------------------------------------------------------------------------

Salaries and other employee expenses for the first and second quarters of 2003 include provisions of $0.7 million and $0.6 million, respectively, related to variable compensation. Salaries and other employee expenses for the second quarter of 2003, excluding the impact of this provision, decreased by 3% and 41%, compared to the first quarter of 2003 and the second quarter of 2002, respectively. Professional services expenses for the second quarter of 2003 increased by $0.6 million and $0.5 million, compared to the first quarter of 2003 and the second quarter of 2002, respectively, and maintenance and repairs expenses for the second quarter of 2003 increased by $0.1 million, compared to the first quarter of 2003, primarily due to consulting and maintenance fees related to information technology projects and systems security. Other operating expenses for the second quarter of 2003 increased by 38% compared to the first quarter of 2003, mainly due to expenses related to our annual shareholders' meeting (proxy material, annual report, etc.) and increased insurance costs.

PERFORMANCE AND CAPITAL RATIOS

During the second quarter of 2003, the Bank raised new equity capital in the amount of $147 million at a price of $6.68 per share through a rights offering. The number of shares outstanding increased from 17.3 million shares at the end of the first quarter of 2003 to 39.3 million shares at the end of the second quarter of 2003.

The return on average stockholders' equity and the return on average assets for the quarter ended June 30, 2003, were 70.22% and 9.79%, respectively, compared to 12.13% and 1.46%, respectively, for the first quarter of 2003, and (208.09)% and (26.30)%, respectively, for the second quarter of 2002.

Excluding the impact of the reversal of provisions of $44.1 million resulting from the sale of Argentine obligations, the $13.4 million gain on the sale of Argentine bonds, and the $147 million in new equity capital raised through the rights offering, the return on average stockholders' equity and the return on average assets for the quarter ended June 30, 2003, were 10.89% and 1.42%, respectively.

The ratio of common equity to total assets at June 30, 2003 was 20.54%, compared to 12.29% at March 31, 2003, and compared to 7.50% at June 30, 2002. Although the Bank is not subject to the capital adequacy requirements of the Federal Reserve Board, if the Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank's Tier 1 and Total Capital Ratios would be 36.44% and 37.69%, respectively, as of June 30, 2003, compared to 18.16% and 19.41%, respectively, as of March 31, 2003, and compared to 10.60% and 11.85%, respectively, as of June 30, 2002.

                                                                       EXHIBIT I

                 CONSOLIDATED STATEMENT OF OPERATIONS

-----------------------------------------------------------------------------------------------------------------------
                                                                             FOR THE THREE MONTHS ENDED
                                                             ----------------------------------------------------------
                                                                         (A)             (B)             (C)
                                                                    June 30, 2002   March 31, 2003  June 30, 2003
-----------------------------------------------------------------------------------------------------------------------
                                                             (In $ thousands, except percentages and per share amounts)
INCOME STATEMENT DATA:
Interest income ..........................................              $38,321         $27,840         $26,265
Interest expense (1) .....................................              (27,284)        (14,069)        (12,748)
                                                                      ---------        --------        --------
NET INTEREST INCOME ......................................               11,037          13,770          13,517
Provision for loan losses ................................             (251,898)          7,325          37,429
                                                                      ---------        --------        --------
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR
LOAN LOSSES ..............................................             (240,861)         21,096          50,946

OTHER INCOME (EXPENSE):
Commission income ........................................                2,410           2,438           1,943
Commission expense and other charges (1) .................                  (13)             (9)           (108)
Provision for losses on off-balance sheet credit risk ....               (8,051)         (7,642)          7,209
Provision for fair value guarantees ......................                    0             (97)             92
Derivatives and hedging activities .......................               (4,296)           (802)           (320)
Impairment loss on securities ............................              (42,008)             (3)           (875)
Gain on early extinguishment of debt .....................                    0               0             789
Gain on the sale of loans ................................                   10               1               0
Gain on the sale of securities available for sale ........                   22               0          13,351
Gain (loss) on foreign currency exchange .................                  (39)            (27)           (534)
Other income .............................................                    4               5               1
                                                                      ---------        --------        --------
NET OTHER INCOME (EXPENSE) ...............................              (51,961)         (6,135)         21,547

OPERATING EXPENSES:
Salaries and other employee expenses .....................               (3,065)         (2,549)         (2,441)
Communications ...........................................                 (126)           (120)           (127)
Depreciation of premises and equipment ...................                 (331)           (376)           (377)
Professional services ....................................                 (569)           (488)         (1,043)
Maintenance and repairs ..................................                 (352)           (214)           (324)
Rent of office space and equipment .......................                 (122)           (115)           (109)
Other operating expenses .................................               (1,138)           (718)           (988)
                                                                      ---------        --------        --------
TOTAL OPERATING EXPENSES .................................               (5,703)         (4,581)         (5,409)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
INCOME TAX ...............................................             (298,525)         10,380          67,085
   Income tax ............................................                   (9)             (4)             (1)
                                                                      ---------        --------        --------
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET ............             (298,534)         10,376          67,084

DISCONTINUED OPERATIONS:
   Loss from operations and disposal of segment ..........               (1,612)              0               0
                                                                      ---------        --------        --------

NET INCOME (LOSS) ........................................            ($300,146)        $10,376         $67,084
                                                                      =========        ========        ========

NET INCOME (LOSS) AVAILABLE FOR COMMON STOCKHOLDERS ......            ($300,444)        $10,127         $66,865

PER COMMON SHARE DATA:
Net income (loss), after Preferred Stock dividend ........               (17.32)           0.58            3.65
Diluted earnings per share (losses) ......................               (17.26)           0.58            3.62

COMMON SHARES OUTSTANDING:
Period average ...........................................               17,343          17,343          18,310

PERFORMANCE RATIOS:
Return on average assets .................................               -26.30%           1.46%           9.79%
Return on average common stockholders' equity ............              -208.09%          12.13%          70.22%
Net interest margin ......................................                 0.95%           1.73%           1.78%
Net interest spread ......................................                 0.46%           1.13%           1.18%
Total operating expenses to total average assets .........                 0.50%           0.65%           0.79%


------------------------------------------------------------------------------------------------------------------


                                                             (C) -(B)                     (C) -(A)
                                                              CHANGE           %           CHANGE            %
------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT DATA:
Interest income ..........................................    ($1,575)          (6)%       ($12,056)         (31)%
Interest expense (1) .....................................      1,322           (9)          14,536          (53)
                                                             --------                     ---------
NET INTEREST INCOME ......................................       (253)          (2)           2,480           22
Provision for loan losses ................................     30,104          411          289,327         (115)
                                                             --------                     ---------
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR
LOAN LOSSES ..............................................     29,851          142          291,807         (121)

OTHER INCOME (EXPENSE):
Commission income ........................................       (495)         (20)            (467)         (19)
Commission expense and other charges (1) .................       (100)       1,155              (96)         752
Provision for losses on off-balance sheet credit risk ....     14,850         (194)          15,259         (190)
Provision for fair value guarantees ......................        189         (195)              92         n.a.
Derivatives and hedging activities .......................        482          (60)           3,976          (93)
Impairment loss on securities ............................       (872)         n.s.          41,133          (98)
Gain on early extinguishment of debt .....................        789          n.a.             789          n.a.
Gain on the sale of loans ................................         (1)         (79)             (10)         (99)
Gain on the sale of securities available for sale ........     13,351          n.a.          13,330          n.s.
Gain (loss) on foreign currency exchange .................       (508)       1,907             (495)       1,263
Other income .............................................         (4)         (74)              (3)         (66)
                                                             --------                     ---------
NET OTHER INCOME (EXPENSE) ...............................     27,682         (451)          73,508         (141)

OPERATING EXPENSES:
Salaries and other employee expenses .....................        108           (4)             625          (20)
Communications ...........................................         (7)           6               (1)           1
Depreciation of premises and equipment ...................         (1)           0              (46)          14
Professional services ....................................       (554)         114             (473)          83
Maintenance and repairs ..................................       (110)          51               28           (8)
Rent of office space and equipment .......................          6           (5)              13          (11)
Other operating expenses .................................       (270)          38              150          (13)
                                                             --------                     ---------
TOTAL OPERATING EXPENSES .................................       (828)          18              295           (5)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
INCOME TAX ...............................................     56,705          546          365,610         (122)
   Income tax ............................................          3          (75)               8          (89)
                                                             --------                     ---------
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET ............     56,708          547          365,618         (122)

DISCONTINUED OPERATIONS:
   Loss from operations and disposal of segment ..........          0         n.a.            1,612         (100)
                                                             --------                     ---------

NET INCOME (LOSS) ........................................    $56,708          547         $367,230         (122)
                                                             ========                     =========

NET INCOME (LOSS) AVAILABLE FOR COMMON STOCKHOLDERS ......    $56,738          560%        $367,309         (122)%

PER COMMON SHARE DATA:
Net income (loss), after Preferred Stock dividend ........
Diluted earnings per share (losses) ......................

COMMON SHARES OUTSTANDING:
Period average ...........................................

PERFORMANCE RATIOS:
Return on average assets .................................
Return on average common stockholders' equity ............
Net interest margin ......................................
Net interest spread ......................................
Total operating expenses to total average assets .........
----------------------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.

                                                                      EXHIBIT II

                           CONSOLIDATED BALANCE SHEET

-------------------------------------------------------------------------------------------------------------------
                                                                                AT THE PERIODS ENDED,
                                                                  -------------------------------------------------
                                                                       (A)               (B)               (C)
                                                                  June 30, 2002    March 31, 2003     June 30, 2003
-------------------------------------------------------------------------------------------------------------------
                                                                          (In $ thousands, except percentages)

ASSETS
Cash and due from banks ....................................           $3,243            $1,030            $1,190
Interest-bearing deposits with banks .......................          567,299           535,127           421,661
Securities purchased under agreements to resell ............          152,302           132,022           132,022
Securities available for sale ..............................          110,354           147,341           122,869
Securities held to maturity ................................          116,578            10,798            10,979
Loans ......................................................        3,300,145         2,380,877         2,235,236
Less:
   Allowance for loan losses ...............................         (449,382)         (414,553)         (298,963)
   Unearned income .........................................          (13,040)           (7,333)           (5,545)
                                                                  -----------       -----------       -----------
Loans, net .................................................        2,837,723         1,958,991         1,930,728

Customers' liabilities under acceptances ...................           47,768            28,473            27,513
Premises and equipment .....................................            4,972             4,798             4,474
Accrued interest receivable ................................           28,093            14,511            13,907
Derivatives financial instruments - assets .................           11,991             3,082             3,004
Other assets ...............................................           11,989            15,824             9,041
                                                                  -----------       -----------       -----------

   TOTAL ASSETS ............................................       $3,892,310        $2,851,998        $2,677,388
                                                                  ===========       ===========       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
     Demand ................................................           36,434            24,456            36,293
     Time ..................................................          673,710           552,935           476,351
                                                                  -----------       -----------       -----------
     Total Deposits ........................................          710,144           577,391           512,645
Short-term borrowings and placements .......................        1,206,028           664,923           642,329
Medium and long-term borrowings and placements .............        1,536,792         1,146,448           867,855
Acceptances outstanding ....................................           47,768            28,473            27,513
Accrued interest payable ...................................           25,211             9,437             7,848
Derivatives financial instruments - liabilities ............           15,804            18,810            16,874
Allowance for losses on off-balance sheet credit risk ......           25,251            31,011            23,803
Other liabilities ..........................................           18,743            12,580            17,859
                                                                  -----------       -----------       -----------

   TOTAL LIABILITIES .......................................       $3,585,741        $2,489,073        $2,116,726
                                                                  -----------       -----------       -----------

Redeemable preferred stock .................................           14,717            12,458            10,809
                                                                  -----------       -----------       -----------

COMMON STOCKHOLDERS' EQUITY
Common stock, no par value .................................          133,231           133,236           279,968
Common stock subscribed ....................................                0                 0                 8
Treasury stock .............................................          (85,634)          (85,634)          (85,634)
Capital surplus ............................................          145,515           145,489           133,684
Capital reserves ...........................................           95,210            95,210            95,210
Accumulated other comprehensive income (loss) ..............           (7,473)           11,049             8,905
Retained earnings ..........................................           11,002            51,116           117,713
                                                                  -----------       -----------       -----------

  TOTAL COMMON STOCKHOLDERS' EQUITY ........................         $291,852          $350,466          $549,854
                                                                  -----------       -----------       -----------

Commitments and contingent liabilities
  TOTAL LIABILITIES, REDEEMABLE PREFERRED
    STOCK AND STOCKHOLDERS' EQUITY .........................       $3,892,310        $2,851,998        $2,677,388
                                                                  ===========       ===========       ===========


--------------------------------------------------------------------------------------------------------------------


                                                                   (C) -(B)                    (C) -(A)
                                                                    CHANGE         %            CHANGE           %
--------------------------------------------------------------------------------------------------------------------


ASSETS
Cash and due from banks ....................................           $160        16%           ($2,053)      (63)%
Interest-bearing deposits with banks .......................       (113,466)      (21)          (145,638)      (26)
Securities purchased under agreements to resell ............              0         0            (20,279)      (13)
Securities available for sale ..............................        (24,472)      (17)            12,515        11
Securities held to maturity ................................            181         2           (105,598)      (91)
Loans ......................................................       (145,642)       (6)        (1,064,909)      (32)
Less:
   Allowance for loan losses ...............................        115,591       (28)           150,419       (33)
   Unearned income .........................................          1,788       (24)             7,495       (57)
                                                                  ---------                  -----------
Loans, net .................................................        (28,263)       (1)          (906,995)      (32)

Customers' liabilities under acceptances ...................           (960)       (3)           (20,255)      (42)
Premises and equipment .....................................           (324)       (7)              (498)      (10)
Accrued interest receivable ................................           (604)       (4)           (14,186)      (50)
Derivatives financial instruments - assets .................            (79)       (3)            (8,987)      (75)
Other assets ...............................................         (6,783)      (43)            (2,948)      (25)
                                                                  ---------                  -----------

   TOTAL ASSETS ............................................      ($174,609)       (6)%      ($1,214,922)      (31)%
                                                                  =========                  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
     Demand ................................................         11,837        48%              (140)       (0)%
     Time ..................................................        (76,584)      (14)          (197,359)      (29)
                                                                  ---------                  -----------
Total Deposits .............................................        (64,746)      (11)          (197,499)      (28)
Short-term borrowings and placements .......................        (22,594)       (3)          (563,698)      (47)
Medium and long-term borrowings and placements .............       (278,592)      (24)          (668,937)      (44)
Acceptances outstanding ....................................           (960)       (3)           (20,255)      (42)
Accrued interest payable ...................................         (1,589)      (17)           (17,363)      (69)
Derivatives financial instruments - liabilities ............         (1,936)      (10)             1,069         7
Allowance for losses on off-balance sheet credit risk ......         (7,209)      (23)            (1,448)       (6)
Other liabilities ..........................................          5,279        42               (884)       (5)
                                                                  ---------                  -----------

   TOTAL LIABILITIES .......................................      ($372,348)      (15)%      ($1,469,015)      (41)%
                                                                  ---------                  -----------

Redeemable preferred stock .................................         (1,649)      (13)%           (3,909)      (27)%
                                                                  ---------                  -----------

COMMON STOCKHOLDERS' EQUITY
Common stock, no par value .................................
Common stock subscribed ....................................
Treasury stock .............................................
Capital surplus ............................................
Capital reserves ...........................................
Accumulated other comprehensive income (loss) ..............
Retained earnings ..........................................


  TOTAL COMMON STOCKHOLDERS' EQUITY ........................       $199,388        57%          $258,001        88%
                                                                  ---------                  -----------

Commitments and contingent liabilities
  TOTAL LIABILITIES, REDEEMABLE PREFERRED
    STOCK AND STOCKHOLDERS' EQUITY .........................      ($174,609)       (6)%      ($1,214,922)      (31)%
                                                                  =========                  ===========

                                                                     EXHIBIT III

                       SUMMARY CONSOLIDATED FINANCIAL DATA
             (Consolidated Statements of Operations, Balance Sheet,
                         and Selected Financial Ratios)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                         FOR THE SIX MONTHS ENDED JUNE 30,
                                                                                 ---------------------------------------------------
                                                                                              2002                   2003
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 (In $ thousands, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income (1) ......................................................             $34,064                $27,287
Provision for loan losses and off-balance sheet credit risk ..................            (279,949)                44,321
Commission income, expense and other charges (1) .............................               5,189                  4,264
Provision for fair value of guarantees .......................................                   0                     (5)
Derivatives and hedging activities ...........................................              (4,613)                (1,122)
Impairment loss on securities ................................................             (42,008)                  (878)
Gain on early extinguishment of debt .........................................                   0                    789
Gain on the sale of loans and securities available for sale ..................                 149                 13,352
Gain (loss) on foreign currency exchange .....................................                  12                   (561)
Other income .................................................................                  86                      7
Operating expenses ...........................................................             (10,365)                (9,989)
                                                                                       -----------            -----------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX ...................            (297,435)                77,465
 Income tax ..................................................................                 (18)                    (5)
                                                                                       -----------            -----------
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET ................................            (297,453)                77,460
DISCONTINUED OPERATIONS:
  Loss from operations and disposal of segment ...............................              (2,219)                     0
                                                                                       -----------            -----------
NET INCOME (LOSS) ............................................................           ($299,672)               $77,460
                                                                                       ===========            ===========
Net income (loss) available for common stockholders ..........................           ($300,264)               $77,025

BALANCE SHEET DATA:
Loans, net ...................................................................           2,837,723              1,930,728
Securities purchased under agreements to resell ..............................             152,302                132,022
Investment securities ........................................................             226,931                133,848
Total assets .................................................................           3,892,310              2,677,388
Deposits .....................................................................             710,144                512,645
Short-term borrowings and placements .........................................           1,206,028                642,329
Medium and long-term borrowings and placements ...............................           1,536,792                867,855
Total liabilities ............................................................           3,585,741              2,116,726
Redeemable preferred stock ...................................................              14,717                 10,809
Common stockholders' equity ..................................................             291,852                549,854

PER COMMON SHARE DATA:
Net income, after Preferred Stock dividend ...................................              (17.31)                  4.32
Diluted earnings per share ...................................................              (17.25)                  4.29
Book value (period average) ..................................................               33.79                  20.17
Book value (period end) ......................................................               16.79                  13.96

COMMON SHARES OUTSTANDING:
Period average ...............................................................              17,343                 17,829
Period end ...................................................................              17,343                 39,343

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets .....................................................              -12.06%                  5.55%
Return on average common stockholders' equity ................................             -103.22%                 43.13%
Net interest margin ..........................................................                1.36%                  1.76%
Net interest spread ..........................................................                0.90%                  1.15%
Total operating expenses to total average assets .............................                0.42%                  0.72%

ASSET QUALITY RATIOS:
Non-accruing loans and investments to total loan and investment portfolio ....               21.97%                 24.15%
Net charge offs to total loan and investment portfolio .......................                0.00%                  3.45%
Allowance for loan losses to total loans .....................................               13.67%                 13.41%
Allowance for loan losses to non-accruing loans ..............................               58.25%                 51.39%
Allowance for losses on off-balance sheet credit risk to total
  contingencies net of options ...............................................                4.50%                  7.16%

CAPITAL RATIOS:
Common stockholders' equity to total assets ..................................                7.50%                 20.54%
Common stockholders' equity and preferred stock to total assets ..............                7.88%                 20.94%
Tier 1 capital to risk-weighted assets .......................................               10.60%                 36.44%
Total capital to risk-weighted assets ........................................               11.85%                 37.69%
------------------------------------------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.

                                                                      EXHIBIT IV

                      CONSOLIDATED STATEMENT OF OPERATIONS

------------------------------------------------------------------------------------------------------------------------------------
                                                                           FOR THE SIX MONTHS
                                                                             ENDED JUNE 30,
                                                                  -----------------------------------
                                                                          2002             2003             CHANGE             %
------------------------------------------------------------------------------------------------------------------------------------
                                                                  (In $ thousands, except percentages)
INCOME STATEMENT DATA:
Interest income ...............................................          $95,424          $54,104          ($41,320)           (43)%
Interest expense (1) ..........................................          (61,360)         (26,817)           34,543            (56)
                                                                       ---------         --------         ---------

NET INTEREST INCOME ...........................................           34,064           27,287            (6,777)           (20)

Provision for loan losses .....................................         (271,898)          44,754           316,652           (116)
                                                                       ---------         --------         ---------

NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES ....         (237,834)          72,042           309,876           (130)

OTHER INCOME (EXPENSE):
Commission income .............................................            5,210            4,381              (828)           (16)
Commission expense and other charges (1) ......................              (20)            (117)              (97)           473
Provision for losses on off-balance sheet credit risk .........           (8,051)            (433)            7,618            (95)
Provision for fair value guarantees ...........................                0               (5)               (5)           n.a.
Derivatives and hedging activities ............................           (4,613)          (1,122)            3,492            (76)
Impairment loss on securities .................................          (42,008)            (878)           41,130            (98)
Gain on early extinguishment of debt ..........................                0              789               789            n.a.
Gain on the sale of loans .....................................               29                1               (28)           (97)
Gain on the sale of securities available for sale .............              120           13,351            13,232            n.s.
Gain (loss) on foreign currency exchange ......................               12             (561)             (573)        (4,873)
Other income ..................................................               86                7               (80)           (92)
                                                                       ---------         --------         ---------
NET OTHER INCOME (EXPENSE) ....................................          (49,236)          15,413            64,649           (131)

OPERATING EXPENSES:
Salaries and other employee expenses ..........................           (5,623)          (4,990)              633            (11)
Communications ................................................             (312)            (247)               65            (21)
Depreciation of premises and equipment ........................             (665)            (753)              (88)            13
Professional services .........................................           (1,138)          (1,531)             (392)            34
Maintenance and repairs .......................................             (486)            (538)              (53)            11
Rent of office and equipment ..................................             (281)            (224)               56            (20)
Other operating expenses ......................................           (1,860)          (1,706)              154             (8)
                                                                       ---------         --------         ---------
TOTAL OPERATING EXPENSES ......................................          (10,365)          (9,989)              376             (4)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX ....         (297,435)          77,465           374,900           (126)
 Income tax ...................................................              (18)              (5)               13            (72)
                                                                       ---------         --------         ---------
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET .................         (297,453)          77,460           374,913           (126)

DISCONTINUED OPERATIONS:
  Loss from operations and disposal of segment ................           (2,219)               0             2,219           (100)
                                                                       ---------         --------         ---------

NET INCOME (LOSS) .............................................        ($299,672)         $77,460          $377,132           (126)
                                                                       =========         ========         =========
------------------------------------------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.

                                                                       EXHIBIT V

              CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

--------------------------------------------------------------------------------------------------------------------------------
                                                                                  FOR THE THREE MONTHS ENDED,
                                                                ----------------------------------------------------------------
                                                                         June 30, 2002                   March 31, 2003
                                                                ------------------------------    ------------------------------
                                                                  AVERAGE                AVG.       AVERAGE                AVG.
                                                                  BALANCE     INTEREST   RATE       BALANCE    INTEREST    RATE
--------------------------------------------------------------------------------------------------------------------------------
                                                                              (In $ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks .......................       $611,760    $2,731    1.77%       $527,168    $1,643    1.25%
Securities purchased under agreements to resell ............        205,907     1,325    2.55         132,022       681    2.06
Loans, net of discount .....................................      3,462,898    29,526    3.37       1,720,598    16,734    3.89
Impaired loans .............................................        103,022     1,129    4.33         678,265     6,107    3.60
Investment securities ......................................        275,695     3,611    5.18         162,641     2,675    6.58

                                                                -----------------------------     -----------------------------
TOTAL INTEREST EARNING ASSETS ..............................     $4,659,281   $38,321    3.25%     $3,220,693   $27,840    3.46%
                                                                -----------------------------     -----------------------------

Non interest earning assets ................................        $87,046                           $57,194
Allowance for loan losses ..................................       (201,027)                         (422,924)
Other assets ...............................................         32,847                            21,532

                                                                -----------                       -----------
TOTAL ASSETS ...............................................     $4,578,147                        $2,876,496
                                                                -----------                       -----------

INTEREST BEARING LIABILITITES
Deposits
    Demand .................................................         $4,700        $8    0.67%         $4,985        $9    0.73%
    Time ...................................................        798,182     3,975    1.97         556,486     1,991    1.43
Short-term borrowings and placements .......................      1,400,903     9,584    2.71         647,790     3,509    2.17
Medium and long-term borrowings and placements .............      1,653,782    13,717    3.28       1,210,421     8,559    2.83

                                                                -----------------------------     -----------------------------
TOTAL INTEREST BEARING LIABILITIES (1) .....................     $3,857,566   $27,284    2.80%     $2,419,682   $14,069    2.33%
                                                                -----------------------------     -----------------------------

Non interest bearing liabilities and other liabilities .....       $126,485                          $105,885

TOTAL LIABILITIES ..........................................      3,984,051                         2,525,567

Redeemable preferred stock .................................         14,982                            12,472
Common stockholders' equity ................................        579,114                           338,457

TOTAL LIABILITIES, REDEEMABLE PREFERRED                         -----------                       -----------
 STOCK AND COMMON STOCKHOLDERS' EQUITY .....................     $4,578,147                        $2,876,496
                                                                -----------                       -----------
NET INTEREST SPREAD ........................................                             0.46%                             1.13%
                                                                                         ----                              ----
NET INTEREST INCOME AND NET
  INTEREST MARGIN ..........................................                  $11,037    0.95%                  $13,770    1.73%
                                                                              ---------------                   ---------------


--------------------------------------------------------------------------------------------------
                                                                    FOR THE THREE MONTHS ENDED,
                                                                ----------------------------------
                                                                           June 30, 2003
                                                                ----------------------------------
                                                                  AVERAGE                    AVG.
                                                                  BALANCE       INTEREST     RATE
--------------------------------------------------------------------------------------------------
                                                              (In $ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks .......................       $455,610      $1,415      1.23%
Securities purchased under agreements to resell ............        132,022         672      2.01
Loans, net of discount .....................................      1,701,826      16,556      3.85
Impaired loans .............................................        607,651       5,615      3.66
Investment securities ......................................        142,161       2,007      5.59

                                                                ---------------------------------
TOTAL INTEREST EARNING ASSETS ..............................     $3,039,270     $26,265      3.42%
                                                                ---------------------------------

Non interest earning assets ................................        $55,606
Allowance for loan losses ..................................       (364,817)
Other assets ...............................................         19,503

                                                                -----------
TOTAL ASSETS ...............................................     $2,749,563
                                                                -----------

INTEREST BEARING LIABILITITES
Deposits
    Demand .................................................         $7,233         $12      0.66%
    Time ...................................................        528,760       1,783      1.33
Short-term borrowings and placements .......................        691,639       3,607      2.06
Medium and long-term borrowings and placements .............      1,020,313       7,345      2.85

                                                                ---------------------------------
TOTAL INTEREST BEARING LIABILITIES (1) .....................     $2,247,944     $12,748      2.24%
                                                                ---------------------------------

Non interest bearing liabilities and other liabilities .....       $108,007

TOTAL LIABILITIES ..........................................      2,355,951

Redeemable preferred stock .................................         11,658
Common stockholders' equity ................................        381,954

TOTAL LIABILITIES, REDEEMABLE PREFERRED                         -----------
  STOCK AND COMMON STOCKHOLDERS' EQUITY ....................     $2,749,563
                                                                -----------
NET INTEREST SPREAD ........................................                                 1.18%
                                                                                             ----
NET INTEREST INCOME AND NET
  INTEREST MARGIN ..........................................                    $13,517      1.78%
                                                                                -----------------

(1) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.

                                                                      EXHIBIT VI

              CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

--------------------------------------------------------------------------------------------------------------------------------
                                                                                 FOR THE SIX MONTHS ENDED JUNE 30,
                                                                ----------------------------------------------------------------
                                                                              2002                              2003
                                                                ------------------------------    ------------------------------
                                                                   AVERAGE               AVG.        AVERAGE               AVG.
                                                                   BALANCE    INTEREST   RATE        BALANCE    INTEREST   RATE
--------------------------------------------------------------------------------------------------------------------------------
                                                                              (In $ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks .......................       $618,170    $5,544    1.78%       $491,192    $3,058    1.24%
Securities purchased under agreements to resell ............        231,422     2,995    2.57         132,022     1,353    2.04
Loans, net of discount .....................................      3,820,742    75,090    3.91       1,711,152    33,290    3.87
Impaired loans .............................................         94,310     2,122    4.47         642,767    11,722    3.63
Investment securities ......................................        304,723     9,673    6.31         152,345     4,682    6.11

                                                                -----------------------------     -----------------------------
TOTAL INTEREST EARNING ASSETS ..............................     $5,069,367   $95,424    3.74%     $3,129,479   $54,104    3.44%
                                                                -----------------------------     -----------------------------
Non interest earning assets ................................        $85,608                           $56,371
Allowance for loan losses ..................................       (190,851)                         (393,669)
Other assets ...............................................         47,971                            20,420

                                                                -----------                       -----------
TOTAL ASSETS ...............................................     $5,012,096                        $2,812,601
                                                                -----------                       -----------

INTEREST BEARING LIABILITITES
Deposits
    Demand .................................................         $5,474       $20    0.71%         $6,115       $21    0.69%
    Time ...................................................      1,009,329    10,001    1.97         542,546     3,774    1.38
Short-term borrowings and placements .......................      1,568,205    22,370    2.84         669,832     7,117    2.11
Medium and long-term borrowings and placements .............      1,705,544    28,970    3.38       1,114,840    15,904    2.84

                                                                -----------------------------     -----------------------------
TOTAL INTEREST BEARING LIABILITIES (1) .....................     $4,288,553   $61,360    2.85%     $2,333,333   $26,817    2.29%
                                                                -----------------------------     -----------------------------
Non interest bearing liabilities and other liabilities .....       $121,821                          $107,040

TOTAL LIABILITIES ..........................................      4,410,374                         2,440,373

Redeemable preferred stock .................................         15,106                            12,063
Common stockholders' equity ................................        586,616                           360,165

TOTAL LIABILITIES, REDEEMABLE PREFERRED
                                                                -----------                       -----------
STOCK AND COMMON STOCKHOLDERS' EQUITY ......................     $5,012,096                        $2,812,601
                                                                -----------                       -----------
NET INTEREST SPREAD ........................................                             0.90%                             1.15%
                                                                                         ----                              ----
NET INTEREST INCOME AND NET
  INTEREST MARGIN ..........................................                  $34,064    1.36%                  $27,287    1.76%
                                                                              ---------------                   ---------------
-------------------------------------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.

                                                                     EXHIBIT VII

                      CONSOLIDATED STATEMENT OF OPERATIONS
                  (In $ thousands, except percentages & ratios)

-------------------------------------------------------------------------------------------------------------------
                                                                                    FOR THE THREE MONTHS ENDED
                                                                 SIX MONTHS    ------------------------------------
                                                                   ENDED
                                                                 JUN 30/02     JUN 30/02     SEP 30/02    DEC 31/02
                                                                 --------------------------------------------------
INCOME STATEMENT DATA:
Interest income ..............................................     $95,424       $38,321      $37,667      $32,710
Interest expense (1) .........................................     (61,360)      (27,284)     (22,118)     (17,544)
                                                                 -------------------------------------------------

NET INTEREST INCOME ..........................................      34,064        11,037       15,549       15,166

Provision for loan losses ....................................    (271,898)     (251,898)           0         (688)
                                                                 -------------------------------------------------

NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES ...    (237,834)     (240,861)      15,549       14,478

OTHER INCOME (EXPENSE):
Commission income ............................................       5,210         2,410        1,623        2,092
Commission expense and other charges (1) .....................         (20)          (13)          (9)          (9)
Provision for losses on off-balance sheet credit risk ........      (8,051)       (8,051)           0        1,881
Provision for fair value guarantees ..........................           0             0            0            0
Derivatives and hedging activities ...........................      (4,613)       (4,296)       4,640         (367)
Impairment loss on securities ................................     (42,008)      (42,008)      (2,252)          (8)
Gain on early extinguishment of debt .........................           0             0        1,430            0
Gain on the sale of loans ....................................          29            10            6           15
Gain on the sale of securities available for sale ............         120            22            0           64
Gain (loss) on foreign currency exchange .....................          12           (39)         (41)         330
Other income .................................................          86             4            2          415
                                                                 -------------------------------------------------
NET OTHER INCOME (EXPENSE) ...................................     (49,236)      (51,961)       5,398        4,412

TOTAL OPERATING EXPENSES .....................................     (10,365)       (5,703)      (5,093)      (3,848)
                                                                 -------------------------------------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS
   BEFORE INCOME TAX .........................................    (297,435)     (298,525)      15,854       15,042
 Income tax ..................................................         (18)           (9)          (6)          71
                                                                 -------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET ................    (297,453)     (298,534)      15,848       15,113

DISCONTINUED OPERATIONS:
   Loss from operations and disposal of segment ..............      (2,219)       (1,612)         (24)        (103)
                                                                 -------------------------------------------------
NET INCOME (LOSS) ............................................   ($299,672)    ($300,146)     $15,824      $15,010
                                                                 =========     =========     ========     ========
NET INCOME (LOSS) AVAILABLE FOR COMMON STOCKHOLDERS ..........   ($300,264)    ($300,444)     $15,566      $14,755

------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income (loss) after preferred stock dividend .............     ($17.31)      ($17.32)       $0.90        $0.85

PERFORMANCE RATIOS
Return on average assets .....................................      -12.06%       -26.30%        1.78%        1.93%
Return on average common stockholder's equity ................     -103.22%      -208.09%       20.83%       18.69%
Net interest margin ..........................................        1.36%         0.95%        1.58%        1.75%
Net interest spread ..........................................        0.90%         0.46%        1.00%        1.11%
Total operating expenses to average assets ...................        0.42%         0.50%        0.57%        0.50%


----------------------------------------------------------------------------------------------------------
                                                                  FOR THE THREE MONTHS ENDED
                                                                  --------------------------    SIX MONTHS
                                                                                                  ENDED
                                                                   MAR 31/03      JUN 30/03     JUN 30/03
                                                                  ----------------------------------------
INCOME STATEMENT DATA:
Interest income ..............................................      $27,840        $26,265        $54,104
Interest expense (1) .........................................      (14,069)       (12,748)       (26,817)
                                                                   --------------------------------------

NET INTEREST INCOME ..........................................       13,770         13,517         27,287

Provision for loan losses ....................................        7,325         37,429         44,754
                                                                   --------------------------------------

NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES ...       21,096         50,946         72,042

OTHER INCOME (EXPENSE):
Commission income ............................................        2,438          1,943          4,381
Commission expense and other charges (1) .....................           (9)          (108)          (117)
Provision for losses on off-balance sheet credit risk ........       (7,642)         7,209           (433)
Provision for fair value guarantees ..........................          (97)            92             (5)
Derivatives and hedging activities ...........................         (802)          (320)        (1,122)
Impairment loss on securities ................................           (3)          (875)          (878)
Gain on early extinguishment of debt .........................            0            789            789
Gain on the sale of loans ....................................            1              0              1
Gain on the sale of securities available for sale ............            0         13,351         13,351
Gain (loss) on foreign currency exchange .....................          (27)          (534)          (561)
Other income .................................................            5              1              7
                                                                   --------------------------------------
NET OTHER INCOME (EXPENSE) ...................................       (6,135)        21,547         15,413

TOTAL OPERATING EXPENSES .....................................       (4,581)        (5,409)        (9,989)
                                                                   --------------------------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE INCOME TAX ............................................       10,380         67,085         77,465
 Income tax ..................................................           (4)            (1)            (5)
                                                                   --------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET ................       10,376         67,084         77,460

DISCONTINUED OPERATIONS:
Loss from operations and disposal of segment .................            0              0              0
                                                                   --------------------------------------
NET INCOME (LOSS) ............................................      $10,376        $67,084        $77,460
                                                                   ========       ========       ========
NET INCOME (LOSS) AVAILABLE FOR COMMON STOCKHOLDERS ..........      $10,127        $66,865        $77,025

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income (loss) after preferred stock dividend .............        $0.58          $3.65        $4.32

PERFORMANCE RATIOS
Return on average assets .....................................         1.46%          9.79%        5.55%
Return on average common stockholder's equity ................        12.13%         70.22%       43.13%
Net interest margin ..........................................         1.73%          1.78%        1.76%
Net interest spread ..........................................         1.13%          1.18%        1.15%
Total operating expenses to average assets ...................         0.65%          0.79%        0.72%

(1) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.

                                                                    EXHIBIT VIII

                                CREDIT PORTFOLIO
                             DISTRIBUTION BY COUNTRY
                                 (In $ millions)

-------------------------------------------------------------------------------------------------------
                                   --------------------------------------------------------------------
                                     (A)         (B)         (C)         (D)
COUNTRY                            30JUN02     31DEC02     31MAR03     30JUN03     (D) - (C)  (D) - (A)
                                   --------------------------------------------------------------------

  ARGENTINA ...................      $879        $774        $758        $584        (174)       (295)
  BOLIVIA .....................        26          14          12           9          (2)        (17)
  BRAZIL ......................     1,666       1,115       1,084       1,066         (18)       (600)
  CHILE .......................        68          49          70          79           9          11
  COLOMBIA ....................       142         105          71          63          (9)        (80)
  COSTA RICA ..................        51          49          37          22         (15)        (29)
  DOMINICAN REPUBLIC ..........       183         220         237         161         (76)        (21)
  ECUADOR .....................        74          79          97          62         (35)        (11)
  EL SALVADOR .................        27           9           9          15           6         (12)
  GUATEMALA ...................        11          29          30          31           1          20
  JAMAICA .....................        20          22          22          11         (12)         (9)
  MEXICO ......................       579         230         164         216          52        (363)
  NICARAGUA ...................        21          12          11          13           2          (7)
  PANAMA ......................        29          19          29          36           7           6
  PARAGUAY ....................         1           2           1           1          (0)         (1)
  PERU ........................       109         115         139         101         (38)         (9)
  TRINIDAD & TOBAGO ...........        50          84          91          95           4          45
  VENEZUELA ...................       243         168         147         129         (18)       (114)
  OTHER (1) ...................       154         136         160         136         (23)        (17)
                                  -------     -------     -------     -------     -------     -------

TOTAL CREDIT PORTFOLIO (2) ....    $4,333      $3,232      $3,171      $2,831       ($340)    ($1,502)

UNEARNED INCOME (3) ...........      ($13)        ($9)        ($7)        ($6)         $2          $7
                                  -------     -------     -------     -------     -------     -------

TOTAL CREDIT PORTFOLIO,
   NET OF UNEARNED INCOME .....    $4,320      $3,222      $3,164      $2,826       ($338)    ($1,494)
                                  =======     =======     =======     =======     =======     =======
-------------------------------------------------------------------------------------------------------

(1) Includes securities purchased under agreements to resell with Argentine counterparties of $132 million at June 30, 2003, which are fully collaterized with US Treasury securities, and which the Bank classifies as US country risk.

(2) Includes book value of loans, fair value of investment securities, securities purchased under agreements to resell, acceptances, and contingencies, including confirmed letters of credit, stand-by letters of credit and guarantees covering commercial and country risks. Excludes credit commitments in the amount of $112 million at June 30, 2003, of which $57 million were in Brazil, $5 million in the Dominican Republic, and $50 million in Mexico.

(3)   Represents unearned income for loans.

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established in the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the impact of actions by rating agencies on the Bank's cost of, and access to, funding, the impact of low interest rates on the Bank's financial results, the ability of the Bank to expand its market share and improve its growth by re-leveraging its balance sheet, the demand for trade financing in the Latin American region and the ability of the Bank to be prepared for an increase therein, the positive effects of the Bank's recent recapitalization with respect to the Bank's creditors and depositors and its credit ratings, and the sufficiency of the Bank's asset maturities in the short-term to cover the maturities of its liabilities. These forward-looking statements reflect the expectations of the Bank's management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank's expectations. Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a further contraction of the Bank's credit portfolio, adverse economic or political developments in the region, particularly in Argentina or Brazil, which could increase the level of impaired loans in the Bank's loan portfolio and, if sufficiently severe, result in the Bank's allowance for probable credit losses being insufficient to cover losses in the portfolio, unanticipated developments with respect to international banking transactions (including among other things, interest rate spreads and competitive conditions), a change in the Bank's credit ratings, events in Argentina, Brazil or other countries in the region unfolding in a manner that is detrimental to the Bank or which result in adequate liquidity being unavailable to the Bank, or the Bank's operations being less profitable than anticipated.

Note:

Various numbers and percentages set out in this press release have been rounded and, accordingly, may not total exactly.

There will be a conference call on August 8, 2003 at 11:00 a.m. ET in the U.S. (10:00 a.m. Panamanian time). For those interested in participating, please call 800-447-0521 in the United Sates or, if outside the United States, please dial the applicable international access code + U.S. country code followed by 847-413-3238. All participants should give the conference name "BLADEX Quarterly Call" or the conference ID#7551785 to the telephone operator five minutes before the call is set to begin.

--------------------------------------------------------------------------------

For further information, please access our web site on the Internet at www.blx.com or contact:
     Carlos Yap S.
     Senior Vice President, Finance
     BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
     Head Office
     Calle 50 y Aquilino de la Guardia
     Apartado 6-1497 El Dorado
     Panama City, Republic of Panama
     Tel No. (507) 210-8581
     Fax No. (507) 269 6333
     E-mail Internet address: cyap@blx.com

 - Or -

     William W. Galvin
     The Galvin Partnership
     76 Valley Road
     Cos Cob, CT  06807
     U.S.A.
     Tel No. (203) 618-9800
     Fax No. (203) 618-1010
     E-mail Internet address: wwg@galvinpartners.com

--------------------------------------------------------------------------------

The BLADEX Quarterly Earnings Report Conference Call will be available for review on Conference Replay one hour after the conclusion of the conference call. Please dial 888-843-8996 and follow the instructions. The Conference ID# for the call that will be replayed is 7551785.